CAPLEASE, INC.
1065 Avenue of the Americas
New York, New York 10018

February 9, 2011

Via EDGAR and Facsimile

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Messrs. Thomas Kluck and Jerard Gibson

CapLease, Inc.
Registration Statement on Form S-3 (No. 333-171408)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CapLease, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement to 4:00 p.m., Friday, February 11, 2011, or as soon thereafter as possible.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CAPLEASE, INC.

By:	/s/ Paul C. Hughes
Name: Paul C. Hughes
Title: Vice President, General Counsel and Corporate Secretary